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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-1
                               (Final Amendment)

              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                      AND
                                  SCHEDULE 13D
                       STATEMENT OF BENEFICIAL OWNERSHIP
                           PURSUANT TO SECTION 13(D)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                      GLOBAL INDUSTRIAL TECHNOLOGIES, INC.
                           (Name of Subject Company)

                         ------------------------------

                             HEAT ACQUISITION CORP.
                                      AND
                                     RHI AG
                                   (Bidders)

                         ------------------------------

                    COMMON STOCK, PAR VALUE $0.25 PER SHARE
                         (Title of Class of Securities)

                         ------------------------------

                                   379335102

                     (CUSIP Number of Class of Securities)

                         ------------------------------

                              DR. GEORG OBERMEIER
                            CHIEF EXECUTIVE OFFICER
                                     RHI AG
                                MOMMSENGASSE 35
                             A-1040 VIENNA, AUSTRIA
                                 43-1-50213-123

            (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Bidders)

                         ------------------------------

                                   COPIES TO:
                            ROBERT A. PROFUSEK, ESQ.
                           JONES, DAY, REAVIS & POGUE
                              599 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 326-3939

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                           SCHEDULES 14D-1/A AND 13D

CUSIP NO. 379335102                                           PAGE 2 OF 11 PAGES

  1.     NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         RHI AG
  2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (A) / /
         (B) / /
  3.     SEC USE ONLY
  4.     SOURCE OF FUNDS*

         BK, AF, OO
  5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(D) OR 2(E)                            / /
  6.     CITIZENSHIP OR PLACE OF ORGANIZATION

         AUSTRIA

                          7     SOLE VOTING POWER

                                NONE
      NUMBER OF
       SHARES
    BENEFICIALLY          8     SHARED VOTING POWER
      OWNED BY
                                20,717,602
        EACH
      REPORTING           9     SOLE DISPOSITIVE POWER
       PERSON
                                NONE
        WITH
                         10     SHARED DISPOSITIVE POWER

                                20,717,602

  11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         20,717,602 SHARES
  12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*     / /

  13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         92.3%
  14.    TYPE OF REPORTING PERSON*

         CO

                     * SEE INSTRUCTIONS BEFORE FILING OUT!

                           SCHEDULES 14D-1/A AND 13D

CUSIP NO. 379335102                                           PAGE 3 OF 11 PAGES

  1.     NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         VEITSCH-RADEX GMBH
  2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (A) / /
         (B) / /
  3.     SEC USE ONLY
  4.     SOURCE OF FUNDS*

         BK, AF, OO
  5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(D) OR 2(E)                            / /
  6.     CITIZENSHIP OR PLACE OF ORGANIZATION

         AUSTRIA

                          7     SOLE VOTING POWER

                                NONE
      NUMBER OF
       SHARES
    BENEFICIALLY          8     SHARED VOTING POWER
      OWNED BY
                                20,717,602
        EACH
      REPORTING           9     SOLE DISPOSITIVE POWER
       PERSON
                                NONE
        WITH
                         10     SHARED DISPOSITIVE POWER

                                20,717,602

  11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         20,717,602 SHARES
  12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*     / /

  13.    PERCENT OF CLASS REPRESENTED BY AMOUNT ON ROW (11)

         92.3%
  14.    TYPE OF REPORTING PERSON*

         CO

                     * SEE INSTRUCTIONS BEFORE FILING OUT!

                           SCHEDULES 14D-1/A AND 13D

CUSIP NO. 379335102                                           PAGE 4 OF 11 PAGES

  1.     NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         VRD AMERICAS B.V.
  2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (A) / /
         (B) / /
  3.     SEC USE ONLY
  4.     SOURCE OF FUNDS*

         BK, AF, OO
  5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(D) OR 2(E)                            / /
  6.     CITIZENSHIP OR PLACE OF ORGANIZATION

         NETHERLANDS

                          7     SOLE VOTING POWER

                                NONE
      NUMBER OF
       SHARES
    BENEFICIALLY          8     SHARED VOTING POWER
      OWNED BY
                                20,717,602
        EACH
      REPORTING           9     SOLE DISPOSITIVE POWER
       PERSON
                                NONE
        WITH
                         10     SHARED DISPOSITIVE POWER

                                20,717,602

  11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         20,717,602 SHARES
  12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*     / /

  13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         92.3%
  14.    TYPE OF REPORTING PERSON*

         CO

                     * SEE INSTRUCTIONS BEFORE FILING OUT!

                           SCHEDULES 14D-1/A AND 13D

CUSIP NO. 379335102                                           PAGE 5 OF 11 PAGES

  1.     NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         NORTH AMERICAN REFRACTORIES COMPANY
  2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (A) / /
         (B) / /
  3.     SEC USE ONLY
  4.     SOURCE OF FUNDS*

         BK, AF, OO
  5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(D) OR 2(E)                            / /
  6.     CITIZENSHIP OR PLACE OF ORGANIZATION

         OHIO

                          7     SOLE VOTING POWER

                                NONE
      NUMBER OF
       SHARES
    BENEFICIALLY          8     SHARED VOTING POWER
      OWNED BY
                                20,717,602
        EACH
      REPORTING           9     SOLE DISPOSITIVE POWER
       PERSON
                                NONE
        WITH
                         10     SHARED DISPOSITIVE POWER

                                20,717,602

  11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         20,717,602 SHARES
  12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*     / /

  13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         92.3%
  14.    TYPE OF REPORTING PERSON*

         CO

                     * SEE INSTRUCTIONS BEFORE FILING OUT!

                           SCHEDULES 14D-1/A AND 13D

CUSIP NO. 379335102                                           PAGE 6 OF 11 PAGES

  1.     NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         HEAT ACQUISITION CORP.
  2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (A) / /
         (B) / /
  3.     SEC USE ONLY
  4.     SOURCE OF FUNDS*

         BK, AF, OO
  5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(D) OR 2(E)                            / /
  6.     CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE

                          7     SOLE VOTING POWER

                                NONE
      NUMBER OF
       SHARES
    BENEFICIALLY          8     SHARED VOTING POWER
      OWNED BY
                                20,717,602
        EACH
      REPORTING           9     SOLE DISPOSITIVE POWER
       PERSON
                                NONE
        WITH
                         10     SHARED DISPOSITIVE POWER

                                20,717,602

  11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         20,717,602 SHARES
  12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*     / /

  13.    PERCENT OF CLASS REPRESENTED BY AMOUNT ON ROW (11)

         92.3%
  14.    TYPE OF REPORTING PERSON*

         CO

                     * SEE INSTRUCTIONS BEFORE FILING OUT!

    This Amendment No. 17 amends the Tender Offer Statement on Schedule 14D-1, as amended (the "Statement"), filed by RHI AG, an Austrian stock corporation ("Parent"), and Heat Acquisition Corp., a Delaware corporation and an indirect, wholly owned subsidiary of Parent ("Purchaser"), relating to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.25 per share (together with the associated preferred share purchase rights issued pursuant to the Rights Agreement, dated October 31, 1995, as amended, between Global Industrial Technologies, Inc., a Delaware corporation ("the Company"), and The Bank of New York, the "Shares"), of the Company at a purchase price of $13.00 per Share, net to the seller in cash.

    Except as otherwise indicated herein, the information set forth in the Statement remains unchanged, and each capitalized term used herein and not defined herein has the meaning ascribed to such term in the Statement.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

    The information set forth in Item 5(b) is hereby amended and supplemented as follows:

        In a December 30, 1999 press release, Parent announced that the FTC has approved Parent's divestiture of certain refractory manufacturing assets in connection with the Offer. The FTC has also granted termination of the required waiting period under the HSR Act.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

    The information set forth in items 6(a) and 6(b) is hereby amended and supplemented as follows:

        At 5:00 p.m, New York City Time, on Thursday, December 30, 1999, the Offer expired. Based on information provided by the Depositary, approximately 20,717,602 Shares were tendered, of which 1,515,315 Shares were tendered pursuant to notices of guaranteed delivery. The acceptance of such tendered Shares resulted in the Purchaser beneficially owning approximately 92.3% of the outstanding Shares.

        The Merger will be effected as promptly as practicable. In the Merger (subject to certain exceptions), each Share not purchased pursuant to the Offer will be converted into the right to receive the $13.00 per Share amount paid in the Offer.

ITEM 10. ADDITIONAL INFORMATION.

    The information set forth in Items 10(b), 10(c) and 10(f) is hereby amended and supplemented as follows:

        The information set forth in Item 5 (Purpose of the Tender Offer and Plans or Proposals of the Bidder) and in Item 6 (Interest in Securities of the Subject Company) is incorporated herein by reference.

        In a second December 30, 1999 press release, Parent announced that Purchaser had accepted for payment all Shares validly tendered pursuant to the Offer.

        The full texts of Parent's December 30, 1999 press releases are set forth in Exhibits (a)(25) and (a)(26) hereto and are incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

 *(a)(1)   Offer To Purchase, dated July 16, 1999
 *(a)(2)   Letter of Transmittal
 *(a)(3)   Notice of Guaranteed Delivery
 *(a)(4)   Form of Letter to Brokers, Dealers, Commercial Banks, Trust
           Companies and Other Nominees
 *(a)(5)   Form of Letter to Clients for use by Brokers, Dealers,
           Commercial Banks, Trust Companies and Other Nominees
 *(a)(6)   Guidelines for Certification of Taxpayer Identification
           Number on Substitute Form W-9
 *(a)(7)   Form of Summary Advertisement, dated July 19, 1999
 *(a)(8)   Text of Joint Press Release of Parent and the Company, dated
           July 12, 1999
 *(a)(9)   Text of Press Release of Parent, dated August 4, 1999
 *(a)(10)  Text of Press Release of Parent, dated August 6, 1999
 *(a)(11)  Text of Press Release of Parent, dated September 29, 1999
 *(a)(12)  Text of Press Release of Parent, dated October 14, 1999
           (Free English Translation for Convenience Purposes Only)
 *(a)(13)  Text of Press Release of Parent, dated October 25, 1999
 *(a)(14)  Text of Press Release of Parent, dated October 29, 1999
 *(a)(15)  Text of Press Release of Parent, dated November 15, 1999
 *(a)(16)  Text of Press Release of Parent, dated November 22, 1999
 *(a)(17)  Text of Press Release of Parent, dated December 2, 1999
 *(a)(18)  Text of Press Release of Parent, dated December 3, 1999
 *(a)(19)  Text of Press Release of Parent, dated December 6, 1999
 *(a)(20)  Text of Press Release of Parent, dated December 10, 1999
 *(a)(21)  Text of Press Release of Parent, dated December 13, 1999
 *(a)(22)  Text of Press Release of Parent, dated December 17, 1999
 *(a)(23)  Text of Press Release of Parent, dated December 23, 1999
 *(a)(24)  Text of Press Release of Parent, dated December 28, 1999
  (a)(25)  Text of Press Release of Parent, dated December 30, 1999
  (a)(26)  Text of Press Release of Parent, dated December 30, 1999
 *(b)(1)   Credit Agreement, dated October 13, 1999, between RHI
           Finance ApS, as Borrower, and Raiffeisen Zentralbank
           Osterreich Aktiengesellschaft, Creditanstalt AG, ABN Amro
           Bank N.V., Filiale Wien, Bank Austria Aktiengesellschaft,
           Bank fur Arbeit und Wirtschaft AG, Erste Bank der
           oesterreichischen Sparkassen AG and Osterreichische
           Volksbanken AG, collectively, the Lenders, for [EURO]440
           million (Free English Translation for Convenience Purposes
           Only)
 *(b)(2)   Guaranty Agreement dated October   , 1999, between Parent
           and the Lenders (Free English Translation for Convenience
           Purposes Only)
 *(c)(1)   Agreement and Plan of Merger, dated July 12, 1999, among
           Parent, Purchaser and the Company
  (d)      Not applicable
  (e)      Not applicable
  (f)      Not applicable

------------------------

*   Previously filed.

                                   SIGNATURES

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                       HEAT ACQUISITION CORP.

                                                       By:  /s/ JAKOB MOSSER
                                                            -----------------------------------------
                                                            Name: Jakob Mosser
                                                            Title: President

                                                       RHI AG

                                                       By:  /s/ JAKOB MOSSER
                                                            -----------------------------------------
                                                            Name: Jakob Mosser
                                                            Title: Member of Management Board

Dated: December 30, 1999

                                 EXHIBIT INDEX

EXHIBIT                                         DESCRIPTION
-------                                         -----------
*(a)(1)                 Offer To Purchase, dated July 16, 1999
*(a)(2)                 Letter of Transmittal
*(a)(3)                 Notice of Guaranteed Delivery
*(a)(4)                 Form of Letter to Brokers, Dealers, Commercial Banks, Trust
                        Companies and Other Nominees
*(a)(5)                 Form of Letter to Clients for use by Brokers, Dealers,
                        Commercial Banks, Trust Companies and Other Nominees
*(a)(6)                 Guidelines for Certification of Taxpayer Identification
                        Number on Substitute Form W-9
*(a)(7)                 Form of Summary Advertisement, dated July 19, 1999
*(a)(8)                 Text of Joint Press Release of Parent and the Company, dated
                        July 12, 1999
*(a)(9)                 Text of Press Release of Parent, dated August 4, 1999
*(a)(10)                Text of Press Release of Parent, dated August 6, 1999
*(a)(11)                Text of Press Release of Parent, dated September 29, 1999
*(a)(12)                Text of Press Release of Parent, dated October 14, 1999
                        (Free English Translation for Convenience Purposes Only)
*(a)(13)                Text of Press Release of Parent, dated October 25, 1999
*(a)(14)                Text of Press Release of Parent, dated October 29, 1999
*(a)(15)                Text of Press Release of Parent, dated November 15, 1999
*(a)(16)                Text of Press Release of Parent, dated November 22, 1999
*(a)(17)                Text of Press Release of Parent, dated December 2, 1999
*(a)(18)                Text of Press Release of Parent, dated December 3, 1999
*(a)(19)                Text of Press Release of Parent, dated December 6, 1999
*(a)(20)                Text of Press Release of Parent, dated December 10, 1999
*(a)(21)                Text of Press Release of Parent, dated December 13, 1999
*(a)(22)                Text of Press Release of Parent, dated December 17, 1999
*(a)(23)                Text of Press Release of Parent, dated December 23, 1999
*(a)(24)                Text of Press Release of Parent, dated December 28, 1999
 (a)(25)                Text of Press Release of Parent, dated December 30, 1999
 (a)(26)                Text of Press Release of Parent, dated December 30, 1999
*(b)(1)                 Credit Agreement, dated October 13, 1999, between RHI
                        Finance ApS, as Borrower, and Raiffeisen Zentralbank
                        Osterreich Aktiengesellschaft, Creditanstalt AG, ABN Amro
                        Bank N.V., Filiale Wien, Bank Austria Aktiengesellschaft,
                        Bank fur Arbeit und Wirtschaft AG, Erste Bank der
                        oesterreichischen Sparkassen AG and Osterreichische
                        Volksbanken AG, collectively, the Lenders, for [EURO]440
                        million (Free English Translation for Convenience Purposes
                        Only)
*(b)(2)                 Guaranty Agreement, dated October 14, 1999, between Parent and the Lenders (Free English Translation for Convenience
                        Purposes Only)
 (b)                    Not applicable
*(c)(1)                 Agreement and Plan of Merger, dated July 12, 1999, among
                        Parent, Purchaser and the Company
 (d)                    Not applicable
 (e)                    Not applicable
 (f)                    Not applicable

------------------------

*   Previously filed.